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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

OP-TECH Environmental Services, Inc.
(Name of Subject Company)

OP-TECH Environmental Services, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

683450100
(CUSIP Number of Class of Securities)

Charles Morgan
Chief Executive Officer
OP-TECH Environmental Services, Inc.
1 Adler Drive
East Syracuse, New York 13057
(315) 437-2065
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

Copies to:

Morrison Cohen LLP
909 Third Avenue, 27th Floor
New York, NY 10022
(212) 735-8600
Attention: Stephen I. Budow, Esq.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is OP-TECH Environmental Services, Inc., a Delaware corporation ("OP-TECH" or the "Company"). The address of the principal executive offices of OP-TECH is 1 Adler Drive, East Syracuse, New York 13057, and its telephone number is (315) 437-2065.

Class of Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of OP-TECH (the "Shares", each a "Share", and the holders of such Shares, "Stockholders"). As of the close of business on June 19, 2013, there were 120,000,000 Shares authorized, of which 11,940,373 were outstanding. Additionally, as of June 19, 2013, there were (i) options outstanding to purchase an additional 200,335 Shares ("Company Options"), (ii) warrants outstanding to purchase an additional 480,000 Shares at an exercise price of $0.066 per Share ("Company Warrants"), and (iii) convertible promissory notes that are convertible into approximately 46,668,091 Shares (assuming such notes were converted as of June 27, 2013).

Item 2.    Identity And Background Of Filing Person.

Name and Address

        The name, address and telephone number of OP-TECH, which is the person filing this Schedule 14D-9, are set forth in "Item 1—Subject Company Information—Name and Address".

Tender Offer

        This Schedule 14D-9 relates to a tender offer by NRC Merger Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of NRC US Holding Company, LLC, a Delaware limited liability company ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated June 28, 2013 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $0.116 per Share (the "Offer Price"), payable to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 28, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Schedule TO was filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the "SEC") on June 28, 2013.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 19, 2013, among OP-TECH, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that after consummation of the Offer and the satisfaction or waiver of all of the conditions to the Merger, including, if required, a vote of Stockholders, Purchaser will be merged with and into OP-TECH (the "Merger"), with OP-TECH continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, or their respective affiliates, and other than Shares as to which appraisal rights are perfected in accordance with applicable law (holders of such Shares, collectively, "dissenting holders")) will be converted into the right to receive an amount of cash equal to the Offer Price without interest, less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Offer will expire at 5:00 p.m., New York City time, on July 29, 2013, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law (the "Expiration Date").

        As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 450 Park Avenue, Sixth Floor, New York, New York 10022, and the telephone number is (212) 634-0100.

Item 3.    Past Contacts, Transactions, Negotiations And Agreements.

        Except as set forth below in this Item 3 or Item 4, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and (i) its executive officers, directors or affiliates; or (ii) Parent, the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent's right to designate persons to the board of directors of OP-TECH (the "OP-TECH Board") other than at a meeting of Stockholders after Parent and its wholly-owned subsidiaries, including Purchaser, acquire a majority of the Shares on a fully diluted basis pursuant to the Offer.

Arrangements with Current Executive Officers and Directors of the Company

  Information Statement

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

        In the case of each plan or agreement discussed below or in the Information Statement to which the term "change of control" applies, unless otherwise stated, the consummation of the Offer would constitute a change of control.

  Interests of Certain Persons

        Certain members of management and the OP-TECH Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company Stockholders generally. The OP-TECH Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby and recommending that Stockholders accept and tender Shares in the Offer. Except for the pre-existing agreements described below, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Purchaser, or any of their affiliates or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

  Convertible Promissory Notes and Cash Consideration Payable Pursuant to the Offer

        The Company has outstanding $2,000,000 of convertible promissory notes (collectively, the "Convertible Notes"), which as of June 27, 2013, have $801,181.37 of accrued and unpaid interest thereon. The principal amount of the Convertible Notes and the interest accrued thereon is convertible at any time at the option of the holders of the Convertible Notes into Shares at a conversion price of

$0.06 per Share. Most of the Convertible Notes are beneficially held by certain directors and executive officers of the Company.

        If the Company's directors and executive officers tender for purchase all of the Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Stockholders of the Company. If the directors and executive officers tender all of their Shares (including Shares issuable upon conversion of Convertible Notes, but excluding the Shares issuable pursuant to the exercise of Company Options and Company Warrants) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, the directors and executive officers would receive an aggregate of $6,134,388.05 in cash, without interest, less any required tax withholdings.

        The following table sets forth, assuming conversion of all Convertible Notes as of the initial Expiration Date, for each director and executive officer of the Company, the cash consideration such individual would receive if such individual were to tender all of the Shares (including Shares issuable upon conversion of Convertible Notes, but excluding the Shares issuable pursuant to the exercise of Company Options and Company Warrants) beneficially owned by such individual.

Name	Shares Beneficially Owned Prior to Conversion of Convertible Notes	Number of Shares Issuable Upon Conversion of the Convertible Notes (as of the initial Expiration Date)	Shares Beneficially Owned After Conversion of the Convertible Notes (as of the initial Expiration Date)	Cash ($)
Richard Messina(1)	1,569,220	14,868,151	16,437,371	$1,906,735.00
Lexdale Partners(2)	1,666,666	6,380,318	8,046,984	$933,450.12
Robert Berger	1,258,332	11,870,137	13,128,469	$1,522,902.40
Charles Morgan	129,998	7,179,863	7,309,861	$847,943.88
George Lee	279,999	2,972,945	3,252,944	$377,341.53
Kevin Eldred(3)	835,000	2,282,613	3,117,613	$361,643.19
Steve Sanders	65,218	718,767	783,985	$90,942.27
Harold Piger	10,000	480,274	490,274	$56,871.78
William Hunter	0	288,219	288,219	$33,433.42
Richard Elander	26,935	0	26,935	$3,124.46

Total	5,841,368	47,041,287	52,882,655	$6,134,388.05

(1)
Includes 100,000 Shares held by Benchmark Pelinore Group and 605,167 Shares held by SCA Retirement Plan. Mr. Messina is the sole owner of both such Stockholders.

(2)
Mr. Messina is an owner and a manager of this Stockholder.

(3)
Includes 873,168 Shares issuable upon conversion of the Convertible Notes (as of the initial Expiration Date) held by Equity Trust Company, Custodian FBO: Kevin Eldred, a self-directed 401(k) plan owned by Mr. Eldred.

  Effect of the Consummation of the Merger on Company Warrants

        The Merger Agreement provides that, at the effective time of the Merger, each outstanding Company Warrant will be cancelled in exchange for payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Offer Price exceeds the per Share exercise price of such Company Warrant and (B) the number of Shares into which the Company Warrant is exercisable.

        The table below shows the amount in cash that each executive officer and director is expected to receive, based on Company Warrants held as of June 27, 2013, as a result of the cancellation of all Company Warrants held by the Company's executive officers and directors.

Name	Number of Shares Subject to Warrants	Cash Consideration (net of exercise price) ($)
Richard Messina(1)	480,000	$24,000.00

(1)
The record owner of the Company Warrants is Summit Capital Associates, Inc. Mr. Messina is the sole owner of such warrantholder.

  Employee Bonus Pool

        Pursuant to the Company's sale bonus plan ("Sale Bonus Plan"), which provides that, in the event of a sale of the Company, which is defined as a sale of all or a substantial majority (at least 75%) of the Company's issued and outstanding stock (in either case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise) or any other transaction which has the same effect as any of the foregoing, to an independent third party or group of independent third parties, either in a single transaction or series of related transactions, certain amounts of the aggregate consideration payable by the third party shall be placed in a bonus pool and shall be paid out in lump sum payments in connection with the Offer to the following officers of the Company:

Name	Sale Bonus Payment ($)
Charles Morgan	$171,712.49
Harold Piger	$103,027.50
William Hunter	$68,685.00
Daniel George	$85,856.25

  Financial Advisor Payment

        As a result of the Offer, the Company's financial advisor, The Benchmark Corporation, LLC ("Benchmark"), will receive a fee in the amount of $568,450.00. Richard Messina, a Co-Chairman of the OP-TECH Board, is the Chief Executive Officer and an owner of Benchmark.

Director and Officer Exculpation, Indemnification and Insurance

        The Company has included in its Certificate of Incorporation (the "Certificate of Incorporation"), a provision to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty as a director. This provision, however does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its Stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware (the "DGCL"), or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Bylaws of the Company (the "Bylaws") provide that to the extent permitted and in the manner provided by law, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'

fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. The foregoing rights of indemnification are not to be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of Stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

        In addition, the Merger Agreement provides that, prior to the effective time of the Merger, the Company will purchase, for an aggregate premium amount not to exceed $140,000, a "tail" officers' and directors' liability insurance policy, which shall by its terms survive the Merger and shall provide each officer or director of the Company with coverage for not less than six years following the effective time of the Merger on terms and conditions no less favorable than those of the Company directors' and officers' insurance policy as of the date of the Merger Agreement and provides coverage in respect of acts or omissions occurring prior to the effective time of the Merger in each officer's or director's capacity as such; provided, however, that if the premium of such insurance coverage exceeds $140,000, the Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding $140,000.

Arrangements with Purchaser and Parent

  Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The representations and warranties included in the Merger Agreement are not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company's public reports filed with the SEC. In particular, the assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Those disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

  Tender and Support Agreement

        Concurrently with entering into the Merger Agreement, Parent and the Purchaser entered into a Tender and Support Agreement (the "Tender Agreement") with certain Stockholders of the Company (the "Tendering Stockholders"). The Tendering Stockholders are certain Stockholders, officers or directors (or affiliates of officers and directors) of the Company. Pursuant to the Tender Agreement, the Tendering Stockholders have agreed, among other things, to tender all Shares held by them, including any Shares issuable upon conversion of the Convertible Note, to the Purchaser in the Offer and, if a stockholder vote is conducted with respect to the Merger, to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 53,136,263

Shares, representing approximately 88.7% of the outstanding Shares (calculated on a fully diluted basis in the same manner as the Minimum Tender Condition (as defined in the Merger Agreement) as of July 29, 2013), will be tendered by the Tendering Stockholders in the Offer.

        Pursuant to the Tender Agreement, the Tendering Stockholders have agreed to convert into Shares, no later than five business days prior to the initial Expiration Date, any Convertible Notes held by them and tender (and not to withdraw) all Shares owned by them (including all Shares issued upon conversion of the Convertible Notes held by such Tendering Stockholders). Except as otherwise agreed to in writing by Parent in advance, the Tendering Stockholders have also agreed that, at any meeting of the Stockholders, however called, or in connection with any written consent of the Stockholders, the Tendering Stockholders will vote (or cause to be voted) such Shares:

  •
  in favor of the Merger and the Merger Agreement and any other matter that is required to be approved by the Stockholders of the Company in order to effect the transactions contemplated by the Merger Agreement;

  •
  against (i) any agreement or arrangement related to or in furtherance of any Acquisition Proposal, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (iii) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement, or (iv) any action, proposal, transaction or agreement that would reasonably be expected to result in (A) a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under the Tender Agreement or (B) the failure of any Offer Condition to be satisfied, and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of Stockholders, and in connection therewith to execute any documents reasonably requested by Parent that are necessary or appropriate in order to effectuate the foregoing; and

  •
  in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of Stockholders, and in connection therewith to execute any documents reasonably requested by Parent that are necessary or appropriate in order to effectuate the foregoing.

        In addition, each Tendering Stockholder that owns a Company Warrant has agreed that until the earlier of (i) termination of the Tender Agreement in accordance with its terms and (ii) the effective time of the Merger, the warrantholder shall not exercise, in whole or in part, the Company Warrant. The warrantholder acknowledged and agreed that in accordance with the provisions of the Merger Agreement, if the exercise price per Share of the Company Warrant is (i) equal to or greater than the Merger Consideration (as defined in the Merger Agreement), the Company Warrant shall be cancelled as of immediately prior to the effective time of the Merger, without any consideration being payable in respect thereof, and have no further force or effect, and (ii) less than the Offer Price, the Company Warrant shall be cancelled as of immediately prior to the effective time of the Merger in exchange for the right to receive, an amount in cash (without interest, and net of any Taxes withheld) equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per Share payable under the Company Warrant multiplied by (B) the number of Shares subject to the Company Warrant.

        Furthermore, until the earlier of (i) termination of the Tender Agreement in accordance with its terms and (ii) the effective time of the Merger, no Tendering Stockholder shall exercise, in whole or in part, any Company Options unless the exercise price per Share of such Company Option is less than the Offer Price. Further, each Tendering Stockholder has acknowledged and agreed that in accordance with the provisions of the Merger Agreement, if the exercise price per Share of any such Company

Option is (i) equal to or greater than the Merger Consideration (as defined in the Merger Agreement), such Company Option shall be cancelled as of immediately prior to the effective time of the Merger, without any consideration being payable in respect thereof, and have no further force or effect, and (ii) less than the Merger Consideration (as defined in the Merger Agreement), such Company Option shall be cancelled as of immediately prior to the effective time of the Merger in exchange for the right to receive, an amount in cash (without interest, and net of any taxes withheld) equal to the product of (A) the excess, if any, of the Merger Consideration (as defined in the Merger Agreement) over the exercise price per Share payable under such Company Option multiplied by (B) the number of Shares subject to such Company Option.

        The Tendering Stockholders may not withdraw any Shares tendered in the Offer pursuant to the Tender Agreement unless and until (i) the termination of the Offer in accordance with the terms in the Merger Agreement or (ii) the Tender Agreement is terminated in accordance with its terms.

        The Tender Agreement also restricts the transfer of the Tendering Stockholders' Shares, Company Warrants and Company Options. The Tender Agreement itself terminates upon the earlier of (i) the effective time of the Merger and (ii) the date on which the Merger Agreement is validly terminated.

        The foregoing summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, the form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

  Representation on the Company's Board of Directors

        Pursuant to the terms of the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Parent or the Purchaser will be entitled to designate such number of directors to the OP-TECH Board equal to at least such number of directors, rounded up to the nearest whole number, that is equal to the product of (1) the total number of directors on the OP-TECH Board (giving effect to the directors elected or appointed pursuant to this sentence) and (2) and a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. As a result, Parent will have the ability to designate at least a majority of the OP-TECH Board following consummation of the Offer. Prior to the effective time of the Merger, the OP-TECH Board must always have two members of the OP-TECH Board who were members of the OP-TECH Board immediately prior to that appointment of designees of the Parent (the "Continuing Directors"). In the event that one or both of the continuing directors no longer serves as a member of the OP-TECH Board, an individual who is not a current or former officer, director, employee or consultant of the Parent or any of its subsidiaries will be designated to fill any such vacancy.

        After the election or appointment of the directors designated by Parent to the OP-TECH Board and prior to the effective time of the Merger, under the terms of the Merger Agreement, the affirmative vote of the Continuing Directors (or the approval of the sole Continuing Director if there shall only be one Continuing Director then in office) shall be required in order to, prior to the effective time of the Merger, (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) exercise or waive any of the Company's rights under the Merger Agreement, or (iv) amend or otherwise modify in any material respect the Company's Certificate of Incorporation or Bylaws, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, the holders of Shares (other than Parent or Purchaser).

        This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Top-Up Option

        In the Merger Agreement, OP-TECH has granted to Purchaser an option that is irrevocable during the term of the Merger Agreement (the "Top-Up Option") to purchase the number of Shares (the "Top-Up Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any wholly-owned subsidiary of Parent immediately prior to the exercise of the Top-Up Option, shall constitute up to one Share more than 90% of the Fully Diluted Shares (as defined in the Merger Agreement) but not less than one Share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. The Top-Up Option may be exercised by Merger Sub in whole or in part; provided that in no event shall the Top-Up Option be exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the Company's then authorized and unissued Shares (giving effect to Shares reserved for issuance under the Company's equity incentive plans, as if such Shares were outstanding) and (ii) if immediately after exercise and the issuance of Shares pursuant to the Top-Up Option, Purchaser, Parent and their related organizations would hold not less than one Share more than 90% of the outstanding Shares (assuming the issuance of the Shares in respect of the Top-Up Option).

        The Top-Up Option may be exercised by Purchaser at any time at or after the Acceptance Time (as defined in the Merger Agreement) and prior to the effective time of the Merger; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (i) no provision of any applicable Law, and no Order issued by a court of competent jurisdiction or other Governmental Authority of competent jurisdiction, shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, and (ii) upon exercise of the Top-Up Option and delivery of the Top-Up Option Shares, the aggregate number of Shares owned by Parent, Purchaser and any wholly-owned subsidiary of Parent shall constitute not less than one Share more than 90% of the number of Shares then outstanding immediately after the issuance of the Top-Up Option Shares.

  Confidentiality Agreement

        In connection with Parent's evaluation of the potential business combination that resulted in the Offer, J.F. Lehman & Company, Inc. ("JFL") (Parent's private equity sponsor) and the Company entered into a Confidentiality and Non-Disclosure Agreement on January 25, 2013 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, JFL and the Company agreed to keep confidential all non-public information furnished by OP-TECH to JFL. JFL also agreed that the non-public information furnished to it would be used solely for the purpose of evaluating the potential business combination that resulted in the execution of the Merger Agreement and Offer. The confidentiality obligations of JFL are for 12 months from the date of the Confidentiality Agreement, unless and until the Confidentiality Agreement is terminated by the Company or is superseded by another agreement between the Company and JFL that concerns use of the Company's confidential information.

Item 4.    The Solicitation Or Recommendation.

Recommendation

        At a meeting held on June 19, 2013, the OP-TECH Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, the grant of the Top-Up Option, and the purchase and sale of Shares upon the exercise of the Top-Up Option, are fair to and in the best interests of Op Tech and its Stockholders; (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer, the Merger, the grant of the Top-Up Option, and the purchase and sale of Shares upon the exercise of the Top-Up Option; and (iii) recommended that OP-TECH Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement.

        ACCORDINGLY, OP-TECH'S BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER, AND, TO THE EXTENT REQUIRED TO CONSUMMATE THE MERGER, VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AND APPROVE THE MERGER.

Background of the Transaction and Reasons for the Recommendation of OP-TECH's Board

  Background of the Offer

        The following summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement and does not purport to catalogue every conversation between representatives of Purchaser, Parent, JFL, OP-TECH and other parties. For purposes of this section, references to "JFL," unless otherwise specified, are to JFL, Parent, Purchaser and each of their respective employees and representatives.

        The markets for environmental remediation are very competitive. The Company competes with many different firms ranging from small local firms to large national firms, many of which have greater financial and marketing resources than the Company. Competition in environmental services is based largely on competitive pricing and quality of services provided. Most business is subject to competitive bids, in which pricing is a significant consideration.

        The Company's ability to compete effectively and operate profitably has been constrained in recent periods due to inadequate working capital and liquidity.

        In efforts to raise additional capital, the Company issued the Convertible Notes to certain directors, officers and Stockholders of the Company in 2010 and 2011 and entered into a term loan and revolving credit facility with a financial institution in 2011. The revolving credit facility was fully drawn throughout 2012, and as of December 31, 2012, the Company was in default under both the Convertible Notes and the term loan and revolving credit facilities. As a result of these defaults and other provisions which permitted the lenders to demand immediate payment, all such debt was classified as current liabilities at December 31, 2012. In addition, the default under the convertible notes resulted in the rate of interest borne by such notes increasing from 6% per annum to 20% per annum.

        Although the Company was able to generate $1,005,205 of net income in 2012, it experienced a net loss of $7,481,702 in 2011 (as compared to net income of $786,271 in 2010, which benefitted from significant backlog carried over from 2009).

        As of December 31, 2011 and December 31, 2012, the Company had stockholders' deficits of $4,749,491 and $3,744,286, respectively, and negative working capital of $6,538,513 and $5,182,135, respectively.

        The Shares were delisted from the OTC Bulletin Board in May 2012 due to a failure by the Company to comply with NASD 6530. Thereafter, the Shares have traded on OTC Markets Group, Inc. (formerly known as the Pink OTC Markets Inc. or Pink Sheets). The high and low closing bid prices for the Shares of the Company's common stock during 2012 were $0.01 and $0.001, respectively, and for the portion of 2013 preceding the date of the first public announcement of the transaction were $0.005 and $0.005, respectively.

        In March 2012, the Company ceased filing periodic reports required under the Exchange Act to focus on its troubled financial conditions and to ensure the continued operations of the business. The Company resumed filing such periodic reports on June 7, 2013. The reports of the Company's auditors on the financial statements contained in the Company's Annual Reports on Form 10-K for the years ended December 31, 2012 and 2011 expressed substantial doubt regarding the Company's ability to continue as a going concern.

        During 2012, the Company's management instituted new pricing guidelines, as well as a reduction in overhead to enhance the operation of the Company.

        During the course of 2012, the Company received various unsolicited expressions of interest for a potential acquisition of the Company. In response to those inquiries, the Company organized a conference call with the interested parties to discuss a potential transaction. However, at that time, the Company was not considering a formal sale process and the discussions with the interested parties did not progress beyond initial expressions of interest at that time. Further, in late September 2012, Op-Tech was informed that JFL was no longer interested in pursuing a potential transaction.

        In considering these expressions of interest, the Board decided to initiate a formal process to explore strategic alternatives potentially available to the Company and to engage an investment bank to assist it with such process. As part of that process, throughout the rest of 2012 the Board had discussions with a number of investment banks regarding potential strategic alternatives of the Company and in the third quarter of 2012, the Board formally interviewed certain of these banks to evaluate their suitability. Additionally, during that time, the Company's senior management began to develop an action plan for dealing with those persons management had identified as prospective acquirers of the Company, including JFL. Charles Morgan, the Company's Chief Executive Officer, reviewed the action plan with the Board on October 16, 2012. Pursuant to the action plan, Mr. Morgan informed the Board that management would continue to actively pursue these potential acquirers.

        On November 26, 2012, the Company engaged Benchmark based on the skills and experience of its staff. Benchmark was engaged to undertake a range of services, including to act as exclusive financial advisor to the Company with respect to a transaction or a related series or combination of transactions involving a purchase or sale of assets or outstanding stock or a merger, acquisition or other business combination, including a recapitalization, a consolidation or a joint venture in the nature of an acquisition.

        Following its engagement, Benchmark worked with the Company's management to refine the action plan developed by management and to further refine the list of parties that would be considered to be potential purchasers of OP-TECH, which list included the parties previously identified by the Company's management. This list, which included JFL and Parent, was primarily made up of companies engaged in a similar business to OP-TECH, as well as private equity funds that owned, or previously had owned, companies engaged in a similar business to OP-TECH.

        Beginning in mid-January 2013, Benchmark began to reach out via telephone and email to the potential acquirers of the Company previously identified by Benchmark and Company management. Benchmark reached out to approximately 20 parties, including, on January 15, 2013, to JFL. Pursuant to these efforts, the Company had preliminary discussions with eight potential acquirers and subsequently entered into non-disclosure agreements with five potential acquirers. Despite these efforts to solicit acquisition proposals from potentially interested parties, JFL was ultimately the only party that made a formal proposal to acquire the Company.

        In response to Benchmark's outreach, on January 25, 2013, JFL entered into a Non-Disclosure Agreement with OP-TECH in order to facilitate a limited exchange of confidential information about OP-TECH's business. Such information was provided to JFL on an ongoing basis to enable them to undertake a preliminary review of OP-TECH.

        On February 1, 2013, representatives of the Company, JFL, Parent and Benchmark participated in an introductory telephone call to discuss generally the Company's business, as well as the potential sale process that the Company was exploring. At that meeting, representatives of Parent expressed interest in exploring a potential transaction with the Company.

        On February 8, 2013, executives of JFL and Parent met with executives of the Company and Benchmark in JFL's offices in New York City. At that meeting, the Company's management made a presentation covering key aspects of their business and answered questions from JFL and Parent executives. Following this meeting, Parent and JFL made various requests to the Company and Benchmark for specific information regarding the Company's business.

        On February 12, 2013, the executives of the Company met with representatives of another private equity firm and presented key aspects of the Company and answered questions from those representatives.

        Concurrently with its efforts regarding a potential transaction, and at the request of the Board and Company management, Benchmark, beginning on February 14th, 2013, began discussions with First Niagara Bank, N.A. ("First Niagara") regarding a potential satisfaction of the Company's loans at a reduced amount. Those discussions resulted in a letter dated April 22, 2013 from First Niagara to the Company in which First Niagara agreed to accept an amount equal to 40% of the face value of its loans to the Company if such amount were paid on or before July 1, 2013.

        On February 14th, 2013 Benchmark began contacting by email and phone, potential financiers whom it believed may be interested in refinancing the debt of the Company (the "Refinancing").

        On March 4, 2013, JFL and Parent submitted a letter of intent to acquire 100% of the outstanding stock of the Company for an enterprise value of $9 million on a cash-free, debt-free basis, subject to confirmatory due diligence, which based on the Company's outstanding debt of approximately $7,169,000 and cash on hand of approximately $1,721,000, implied a per Share purchase price of approximately $0.062. JFL and Parent also requested that the Company enter into an exclusivity period during which JFL and Parent would complete the due diligence process and negotiate the transaction with the Company. Parent informed the Company that its proposal would not be subject to a financing contingency.

        Thereafter, the Company, JFL and Parent negotiated the proposed terms of the letter of intent, including the proposed enterprise value and exclusivity period. Throughout those discussions, JFL and Parent made clear that they were not willing to proceed to consider a potential transaction with the Company unless they were granted exclusivity.

        The parties subsequently agreed to an enterprise value of $10 million, resulting in a per Share purchase price of approximately $0.079, subject to JFL's and Parent's due diligence review, and that JFL and Parent would have the exclusive right to perform due diligence and negotiate a potential transaction with the Company until May 15, 2013 (with the ability to extend such exclusivity period until June 30, 2013 so long as JFL and Parent affirmed they were working in good faith to consummate a transaction).

        Following the execution of the letter of intent, a formal due diligence process was commenced by JFL and Parent. The Company and its advisors facilitated the answering of questions, provision of requested information, and visits to the Company's facilities and meetings with the Company personnel.

        On March 8th, 2013, in connection with the Refinancing, Accord Financial Ltd ("Accord") issued a preliminary term sheet, following a preliminary review of information regarding the Company.

        On April 2, 2013, representatives of the Company, JFL, Parent, Benchmark, Jones Day, JFL's and Parent's outside legal advisor, and Morrison Cohen LLP ("Morrison Cohen"), the Company's outside legal advisor, participated in a conference call regarding a potential transaction between the Company and Parent. Representatives of Jones Day discussed Parent's desire to consummate a transaction to acquire 100% of the capital stock of the Company pursuant to a tender offer. To facilitate the success of the tender offer so as to better enable the effectuation of a short-form merger under Delaware law as quickly as possible following completion of the tender offer, Jones Day also expressed Parent's expectation that certain of the Company's executives and directors who, in the aggregate, hold approximately 88.7% of the Shares on a fully diluted basis (assuming the full conversion of the convertible notes held by those persons into Shares), would enter into a customary tender and support agreement pursuant to which those executives and directors would agree to (1) convert all Convertible Notes held by them into Shares prior to the Expiration Date and (2) tender all Shares held by them (including those issued in connection with the conversion of the Convertible Notes) in the Offer. The parties agreed to the structure outlined, and agreed that Jones Day would prepare the initial transaction documents, including the initial draft of the Merger Agreement and Tender Agreement.

        On April 24, 2013, Jones Day distributed to Morrison Cohen the initial draft Merger Agreement and Tender and Support Agreement.

        Following further discussions with Accord, a revised term sheet in connection with the Refinancing was issued on April 29, 2013, which was accepted by the Company. Accord subsequently undertook its due diligence efforts and issued contract documents to the Company on May 22, 2013. Following discussion between the parties, these documents were substantively agreed to later that week.

        From April 24, 2013 until the execution of the Merger Agreement and Tender Agreement on June 19, 2013, the parties and their representatives held various discussions and negotiations with respect to the terms of the Merger Agreement and Tender Agreement, as well as discussions and negotiations with respect to the disclosure schedules to the Merger Agreement. Among other matters, these discussions and negotiations related to the scope of the Company's right to solicit or respond to alternative transactions, including the Company's right to terminate the merger agreement, or the OP-TECH Board to change its recommendation, in order to enter into any alternative transaction, the amount of any termination fee or reimbursement of expenses the Company would be required to pay to Parent under certain circumstances in the event the transaction with Parent were not consummated, and the scope of the conditions to Parent's offer to acquire the Company.

        In addition, from April 24, 2013 until the execution of the Merger Agreement and Tender Agreement on June 19, 2013, representatives of the Company, Benchmark, JFL and Parent continued to negotiate the per Share purchase price that would be paid by Parent in the proposed tender offer. Throughout such negotiations, at the direction of the OP-TECH Board, the Company's representatives endeavored to maximize the price per Share to be paid in the sale by proposing upward adjustments based on additional cash being held by the Company.

        After being informed of the anticipated reduction in the Company's outstanding borrowings, on June 5, 2013, representatives of JFL and Parent communicated to representatives of the Company and Benchmark that Parent would be willing to acquire all of the outstanding capital stock of the Company for a per Share cash purchase price of $0.114.

        Throughout its negotiations with JFL and Parent, Benchmark and the Company continued to pursue the Refinancing. On June 18, 2013, the Company entered into an arrangement to factor its receivables to Accord and applied the initial proceeds from the factoring arrangement to fully repay its borrowings under the term loan and revolving credit agreement at a substantial discount, such that the Company's outstanding borrowings were reduced from approximately $6,706,000 to $2,688,000.

        At a meeting on June 17, 2013, the OP-TECH Board discussed the potential transaction with representatives of Parent. Also at that meeting, representatives of Morrison Cohen described to the OP-TECH Board the current terms of the Merger Agreement, and Benchmark made a presentation that provided an overview of the strategic process conducted by Benchmark as it advised the Company on its pursuit of potential acquirers. Benchmark's presentation provided details on the investor outreach, the purchase offers received, and the terms of the JFL offer and negotiations with JFL to secure a higher purchase price. The presentation also provided an overview of the process conducted for the Refinancing and its outcome. Benchmark concluded that the JFL offer provided the best value to the Stockholders and recommended that the OP-TECH Board accept Parent's offer based on the purchase price and the other terms and conditions of the offer, the other alternatives available to the Company (taking into account the Company's efforts to obtain any acquisition proposals from other potentially interested parties), the Company's business and financial conditions and prospects, the Company's capital markets position and lack of liquidity in its Shares, and the comprehensive nature of the sale process undertaken by the Company, among other business, financial, and capital markets considerations.

        After extensive deliberations, the OP-TECH Board unanimously approved the Merger Agreement, the Tender Agreement and the other transactions contemplated by the Merger Agreement, and recommended that Stockholders tender their Shares in the Offer, subject to negotiating a higher price per Share. In making such determination, members of the OP-TECH Board relied on their business judgment and the recommendations and advice received from the Company's management and professional advisors. In determining to approve and recommend the transaction, the Board considered the positive, negative and other factors described in "Reasons for the Board's Recommendation" below. Accordingly, the Company's advisors negotiated the proposed Offer Price with representatives of JFL and Parent. In those discussions, the Company's advisors stated that the Company would not be willing to enter into the Merger Agreement unless the Offer Price was at least $0.118 per Share. JFL and Parent responded that they would be willing to increase the Offer Price to $0.116 per Share but that that was Parent's best and final offer.

        On June 19, 2013, the OP-TECH Board reconvened to discuss the potential transaction with Parent and the current terms of the Merger Agreement. The Company's management informed the OP-TECH Board that Parent had increased its per Share purchase price to $0.116, but that Parent had indicated that it was not willing to increase the price any further and that such amount was its best and final offer. After deliberations, the OP-TECH Board unanimously approved the execution of the definitive Merger Agreement and the Tender Agreement with the final per Share purchase price of $0.116, and reaffirmed their recommendation that Stockholders tender their Shares in the Offer.

        Subsequent to obtaining the approval of the OP-TECH Board, the definitive Merger Agreement and the Tender Agreement were executed and delivered on June 19, 2013. OP-TECH filed a Current Report on Form 8-K announcing the execution of the Merger Agreement and Tender Agreement on June 20, 2013.

  Reasons for the Recommendation

        In evaluating the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all Stockholders accept the Offer and tender the Shares they own pursuant to the Offer and, if required by applicable law, vote all Shares in favor of the adoption of the Merger Agreement, the OP-TECH Board consulted with senior management, its legal counsel, and Benchmark and considered a number of factors.

        The following is a summary of the material factors (not necessarily in order of relative importance) that the OP-TECH Board considered to support these recommendations:

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  The Company's Operating and Financial Condition; Prospects.  The OP-TECH Board considered the current and historical financial condition, results of operations and business of the Company, as well as the Company's business plan and prospects if it were to remain an independent company. The OP-TECH Board discussed and considered the Company's current business plan, including the risks associated with achieving and executing upon the plan and the fact that it required significant additional investments for future growth. Implementation of the Company's business plan would have been dependent upon access to additional sources of capital, such as an amended credit facility, the incurrence of term loans or the issuance of additional equity, and the OP-TECH Board considered the likelihood of obtaining such capital. The OP-TECH Board also considered the highly competitive and rapidly evolving environment in which the Company operates, as well as the current and expected conditions in the general economy. The OP-TECH Board considered that, if the Company were to remain independent, the Stockholders would continue to be subject to the risks and uncertainties of the Company's business plan, operations and prospects.

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  Available Alternatives; Results of Discussions with Third Parties.  The OP-TECH Board considered the possible alternatives to the acquisition by Purchaser (including the possibility of being acquired in whole or in part by another company or financial sponsor, or continuing to operate as an independent entity, and the relative desirability and perceived risks of those alternatives), the range of potential benefits to the Stockholders of those alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the OP-TECH Board's assessment that none of those alternatives were reasonably likely to present superior opportunities for the Company to create greater value for its Stockholders, taking all factors into account, including risks of execution and consummation as well as business, competitive, industry and market risks. The OP-TECH Board considered the possibility of growing the Company's business through internal growth while remaining an independent public company. In this respect, the OP-TECH Board considered the significant additional capital and the potential execution risks and uncertainties. The OP-TECH Board also considered the results of the process that the OP-TECH Board had conducted in recent years, with the assistance of the Company's management and its financial and legal advisors, to evaluate strategic alternatives as well as the results of discussions with third parties after soliciting interest from a total of 15 potential bidders (consisting of 8 strategic buyers and 7 private equity firms) regarding potential business combination and change of control transactions. The OP-TECH Board also considered the ability of other potential bidders to make proposals to acquire the Company at a higher price should they desire to do so.

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  Cash Consideration; Certainty of Value; No Financing Condition.  The OP-TECH Board considered the form of consideration to be paid to the Stockholders in the Offer and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as that Purchaser's and Parent's proposal was not subject to obtaining any outside financing. The OP-TECH Board considered the business reputation of Parent and the substantial financial resources of Parent and, by extension, Purchaser. The OP-TECH Board believed these considerations supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

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  Lack of Liquidity of Common Stock.  The Shares currently have limited trading on OTC Markets Group, Inc. (formerly known as the Pink OTC Markets Inc. or Pink Sheets), and Stockholders of the Company may find it difficult to sell their Shares at any particular time. The OP-TECH Board considered that the Offer will allow the Stockholders to liquidate their ownership in the Company without the need to find willing buyers in the market place.

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  Premium to Current and Historical Trading Prices of Common Stock.  The OP-TECH Board considered that the Offer Price represents a premium of approximately 2,320% over the last reported sale price for Shares of $0.005 on December 18, 2012. The OP-TECH Board believed that the trading price of the Shares was not likely to trade at or above the Offer Price in the foreseeable future, which belief was based on a number of factors, including the directors' knowledge and understanding of the Company and the industry in which the Company operates, the Company's management's projections and the Company's business plan and the challenges involved in executing the business plan and historical performance of the Company's stock.

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  Tender Offer Structure.  The OP-TECH Board considered the structure of the transaction as a tender offer for all Shares, which should allow Stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which Stockholders (other than those who perfect their appraisal rights under the DGCL) will receive the same consideration as received by Stockholders who tender their Shares in the Offer. The OP-TECH Board also considered the risk that, if the Company did not accept the Offer, it may not have another opportunity to do so in the foreseeable future. The OP-TECH Board also considered that there will be no meaningful vote on the Merger after the successful completion of the Offer because Parent will then control a majority of the Company's outstanding Shares and will, therefore, control the votes required to approve the Merger.

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  Availability of Appraisal Rights in the Merger.  The OP-TECH Board also considered the fact that the Stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under the DGCL will be entitled to such appraisal rights in connection with the Merger.

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  Stockholder Support.  The OP-TECH Board considered that holders of at least 88.7% of the Shares on a fully diluted basis, including members of the Company's management, had indicated their support for the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement and their willingness to enter into the Tender Agreement and agree to convert their Convertible Notes into Shares and to tender all Shares held by them in the offer, thereby ensuring that the Minimum Tender Condition will be satisfied.

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  Unsolicited Acquisition Proposals.  The OP-TECH Board considered that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to furnish information to and conduct negotiations with any third party that makes a bona fide, written, unsolicited acquisition proposal for the Company.

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  Reasonableness of Termination Fee.  The OP-TECH Board considered that the termination fee provisions of the Merger Agreement would not be expected to preclude an unsolicited acquisition proposal.

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  Superior Acquisition Proposals.  The OP-TECH Board considered that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to enter into an agreement with respect to a superior offer upon payment of a $150,000 termination fee and certain reimbursable expenses of Parent, which are not to exceed more than $750,000 in the aggregate. Further, the OP-TECH Board considered that, in such an event, the Tender Agreement would automatically be terminated.

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  Lack of Financing Condition; Sufficient Funds.  The OP-TECH Board considered the absence of a financing condition in the Merger Agreement, and the representation of Parent in the Merger Agreement that it has available (through existing credit arrangements or otherwise), sufficient funds to provide both for the consideration payable under the Merger Agreement and all fees and expenses required to be paid by it related to the Merger.

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  Termination Rights.  The OP-TECH Board considered that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement to the extent (1) Purchaser has not accepted for payment the Shares pursuant to the Offer by August 19, 2013 and (2) there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Purchaser contained in the Merger Agreement, which breach or inaccuracy (a) would reasonably be expected to prevent Parent or Purchaser from consummating the Offer or the Merger in accordance with the terms hereof and (b) is incapable of being cured or has not been cured 10 business days after Parent receives notice of such breach or inaccuracy from the Company.

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  Unanimous Decision.  The members of the OP-TECH Board were each unanimous in their determination to recommend the Merger Agreement for adoption by our Stockholders.

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  Reasonableness of Terms.  The OP-TECH Board believed that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms' length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent, with the assistance of its advisors, on the other hand.

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  Specific Performance.  The OP-TECH Board considered that the Company is able to specifically enforce Parent's obligations pursuant to the Merger Agreement.

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  Tax Treatment.  The OP-TECH Board considered that a loss from the transactions contemplated by the Merger Agreement for U.S. federal income tax purposes could be recognized by Stockholders to the extent a Stockholder's basis in the Shares is greater than the Offer Price.

        In the course of its deliberations, the OP-TECH Board was aware of and also considered a variety of risks and other potentially adverse factors associated with the transactions contemplated by the Merger Agreement, including (not necessarily in order of relative importance) the following:

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  Non-Consummation Risk.  All the conditions to the Offer may not be satisfied. If the Offer is not completed or the Merger is not consummated, the Company will face risks and costs, the diversion of management and employee attention, possible employee attrition, potential disruptive effects on business and customer relationships, and payment by the Company of its expenses associated with the transactions.

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  Restrictions on Solicitation of Acquisition Proposals.  The Merger Agreement imposes restrictions on the Company's ability to solicit competing acquisition proposals.

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  Termination Fee; Reimbursable Expenses.  The Company will be required to pay Parent a termination fee of $150,000 and certain reimbursable expenses of Parent, which are not to exceed more than $750,000 in the aggregate, if the Merger Agreement is terminated under certain circumstances, which could discourage other potential bidders from making a competing offer to acquire the Company.

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  Restrictions on Business.  The Merger Agreement imposes restrictions on the conduct of the Company's business prior to the consummation of the Merger, requiring the Company to conduct its business in the ordinary course of business, subject to specified limitations, and which subject the operations of the Company's business to other restrictions, which may delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Merger and that may have an adverse effect on the Company's ability to respond to changing market and business conditions in a timely manner or at all.

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  Business Disruptions.  The public announcement of the Merger Agreement may disrupt the Company's business, may impair the ability of the Company to attract and retain key personnel, and may distract the Company's management from focusing on the Company's ongoing business.

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  Inability to Participate in Future Business.  The Stockholders will not have the opportunity to participate in any possible growth and profits of the Company following the consummation of the Merger.

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  Tax Treatment.  The gains from the transactions contemplated by the Merger Agreement would be taxable to Stockholders for U.S. federal income tax purposes, and any gains from any proceeding arising from an assertion of dissenters' rights could be taxable for U.S. federal income tax purposes to Stockholders who perfect their appraisal rights.

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  Other Interests.  As discussed elsewhere, the OP-TECH Board considered that the Company's officers and directors may have interests in the transactions that are different from, or in addition to, those of the Company's other Stockholders.

        The foregoing discussion of the information and factors considered by the OP-TECH Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the OP-TECH Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company and the strategic alternatives available to the Company. In view of the number and wide variety of factors, both positive and negative, considered by the OP-TECH Board, it did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the OP-TECH Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the OP-TECH Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Intent to Tender

        After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer, unless the tender would violate applicable securities laws, and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets Retained, Employed, Compensated Or Used.

        Benchmark is acting as financial advisor to the Company in connection with the Offer and the Merger. As compensation for its services in connection with the proposed transaction, the Company has agreed to pay Benchmark a fee of $568,450.00. In addition, the Company has agreed indemnify Benchmark for certain liabilities that may arise out of its engagement by the Company.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders of the Company on its behalf in connection with the Offer.

Item 6.    Interest In Securities Of The Subject Company.

        No transactions in Shares have been effected during the past 60 days by OP-TECH or, to the knowledge of OP-TECH, any current executive officer, director, affiliate or subsidiary of OP-TECH. On May 15, 2013, the Company issued an extension of the Company Warrants issued to Summit Capital Associates, an affiliate of Mr. Messina. The extension was approved by the unanimous consent of the OP-TECH Board on May 3, 2013.

Item 7.    Purposes Of The Transaction And Plans Or Proposals.

        Except as set forth in Items 3 and 4 of this Statement, OP-TECH is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving OP-TECH or any subsidiary of OP-TECH; (iii) a purchase, sale or transfer of a material amount of assets of OP-TECH or any subsidiary of OP-TECH; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of OP-TECH.

        Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the OP-TECH Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information To Be Furnished.

Golden Parachute Payments

  Background

        Messrs. Charles Morgan, Michael McCall, Harold Piger and William Hunter are the Company's current named executive officers (the "Executive Officers"). The Company is required to disclose any agreement or understanding, whether written or unwritten, between the Executive Officers and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer and Merger.

        A description of the compensation payable to each Executive Officer pursuant to the (i) Tender Agreement is included in this Statement under "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Convertible Promissory Notes and Cash Consideration Payable Pursuant to the Offer" and "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser—Tender and Support Agreement" and (ii) Sale Bonus Plan is included in this Statement under "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Employee Bonus Pool."

  Aggregate Amounts of Potential Compensation

        To provide you with meaningful information about the potential payments and benefits the Executive Officers could receive related to the consummation of the Offer, the table below summarizes the total potential payments and benefits that the Executive Officers would be entitled to receive.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Charles Morgan	$171,712.49	$847,943.88	$1,019,656.37
Michael McCall	$0.00	$0.00	$0.00
Harold Piger	$103,027.50	$56,871.78	$159,899.28
William Hunter	$68,685.00	$33,433.42	$102,118.42

(1)
For each Executive Officer, this is a lump sum payment under the Sale Bonus Plan.

(2)
For each Executive Officer, this is the amount payable under the Tender Agreement for such Executive Officer's Shares (assuming the conversion of the Convertible Notes as of the Expiration Date).

Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent or the Purchaser, pursuant to the Merger Agreement, of certain persons to the OP-TECH Board. Such persons, if appointed, will constitute a majority of the OP-TECH Board.

Vote Required to Approve the Merger and DGCL Section 253

        The OP-TECH Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, including the issuance by the Company of Shares upon the exercise by the Purchaser of the Top-Up Option, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

State Takeover Laws

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." In accordance with Section 203 of the DGCL, the OP-TECH Board has approved the Merger Agreement, the transactions contemplated under the Merger Agreement, including the Offer, the Merger, and the Top-Up Option, and the Tender Agreement, and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Merger Agreement and the Tender Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up Option).

Appraisal Rights

        The Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, under Section 262 of the DGCL, any holder of common stock at the effective time of the Merger (a "Remaining Stockholder") who has not tendered his or her Shares in the Offer or voted in favor of the Merger or consented thereto in writing has the right to seek an appraisal and be paid the "fair value" of its common stock at the effective time of the Merger (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash, provided that such holder complies with the provisions of Section 262 of the DGCL. At the effective time of the Merger, any Shares subject to appraisal rights will no longer be outstanding and will automatically become canceled and cease to exist, and any Remaining Stockholder will have no rights except to receive the fair value for the Shares in accordance with Section 262 of the DGCL.

        A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the "fair value" of such Remaining Stockholder's Shares as to which such Remaining Stockholder has exercised such appraisal rights ("Dissenting Shares"). Such "fair value" will exclude any element of value arising from the accomplishment or expectation of the Merger. A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, the Remaining Stockholder will receive cash in an amount equal to the

Offer Price. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

        Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Regulatory Approvals

        OP-TECH is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Parent or Purchaser's acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, and the results cannot be predicted.

SEC Reports

        For additional information regarding the business and financial results of OP-TECH, please see OP-TECH's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on June 7, 2013, and the Form 10-Q for the quarter ended March 31, 2013 filed with the SEC on June 10, 2013, which are incorporated herein by reference.

Legal Proceedings

        As of the date of this Schedule 14D-9, OP-TECH is not aware of any material pending legal proceeding relating to the Offer or the Merger.

Financial Projections

        In connection with the sale process, the Company provided to Parent and its financial advisors certain projected and budgeted financial information concerning the Company. The Company's internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

        The projections reflect numerous estimates and assumptions made by the Company's management, with respect to general business, economic, industry, market and financial conditions and other matters. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company's control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized, and actual results may be materially greater or less than those contained in the projections below. These projections constitute forward-looking information and are subject to various risks and uncertainties (including those identified in the Company's filings with the SEC as having the potential to affect the Company's future business, operations, or results of operations or the reliability of its forward-looking statements). The financial projections cover multiple years and such information by its nature becomes less reliable as it relates to each successive year.

        The inclusion of certain projections in this Statement should not be regarded as an indication that the Company or Benchmark or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material or predictive of actual future events, and the projections should not be relied upon as such. The projections in this Statement are being provided in this Statement only because the Company made them available to Parent and Benchmark, along with various updated financial information provided by the Company, in connection with the process of selling the Company. The projections in this Statement are not being included to influence a Stockholder's decision whether to tender Shares in the Offer. None of the Company, Benchmark or any of their respective affiliates or representatives (including their respective advisors) makes any representation to any person regarding the projections by virtue of their inclusion in this Statement, and none of them intends to update or otherwise revise the events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

        The projections do not take into account any circumstances or events occurring after the date they were prepared, including the refinancing of the Company's term loan and revolving credit facility and the announcement of the Offer and the Merger. The projections were provided to Parent on January 25, 2013. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company's products and services pending the consummation of the Offer and the Merger or the clarification of Parent's intentions with respect to the conduct of the Company's business thereafter. Any such delay or cancellation of customer sales is likely to affect adversely the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

        The Company's management did not prepare the financial projections below with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

        The financial projections that the Company provided to Parent included the following (in thousands):

	First 12 Months Following the Effective Time of the Merger Forecasted	Second 12 Months Following the Effective Time of the Merger Forecasted	Third 12 Months Following the Effective Time of the Merger Forecasted	Fourth 12 Months Following the Effective Time of the Merger Forecasted
Revenue	$39,150	$46,980	$54,027	$60,510
Cost of Goods Sold	$28,971	$34,765	$39,980	$44,778
Gross Margin	$10,179	$12,215	$14,047	$15,733
Total Operating Expenses	$7,671	$8,285	$8,948	$9,664
Operating Income	$2,508	$3,930	$5,099	$6,069
Interest and Other Income	$—	$—	$—	$—

Net Income	$2,508	$3,930	$5,099	$6,069

Forward-Looking Statements

        Certain statements by OP-TECH in this Statement and in other reports and statements released by OP-TECH are and will be forward-looking in nature and express OP-TECH's current opinions about trends and factors that may impact future operating results. Statements that use words such as "may," "will," "should," "believes," "predicts," "estimates," "projects," "anticipates" or "expects" or use similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to material risks, assumptions and uncertainties, which could cause actual results to differ materially from those currently expected, and readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, OP-TECH undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by OP-TECH in this Statement that seek to advise interested parties of the risks and other factors that affect OP-TECH's business. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of Shares that, when added to the Shares owned by Tendering Stockholders, constitutes 90% of OP-TECH's outstanding Shares on a fully-diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis. OP-TECH cannot give any assurance that any of the transactions contemplated by the Merger Agreement will be completed or that the conditions to the tender offer and the back-end merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in OP-TECH's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as other Company SEC filings.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 28, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(F)
Text of Summary Advertisement published in the New York Times on June 28, 2013 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of June 19, 2013, by and among OP-TECH, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by OP-TECH with the Securities and Exchange Commission on June 20, 2013).
(e)(2)
Tender and Support Agreement, dated as of June 19, 2013, by and among OP-TECH, Parent, Purchaser and the Stockholders of the Company signatory thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by OP-TECH with the Securities and Exchange Commission on June 20, 2013).
(e)(3)
Confidentiality and Non-Disclosure Agreement, dated as of January 25, 2013, by and between OP-TECH and JFL (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(g)	None.
Annex I	Information Statement

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OP-TECH Environmental Services, Inc.
By:	/s/ CHARLES MORGAN
	Name:	Charles Morgan
	Title:	Chief Executive Officer

Dated: June 28, 2013

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 28, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(a)(1)(F)
Text of Summary Advertisement published in the New York Times on June 28, 2013 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(e)(1)
Agreement and Plan of Merger, dated as of June 19, 2013, by and among OP-TECH, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by OP-TECH with the Securities and Exchange Commission on June 20, 2013).
(e)(2)
Tender and Support Agreement, dated as of June 19, 2013, by and among OP-TECH, Parent, Purchaser and the Stockholders of the Company signatory thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by OP-TECH with the Securities and Exchange Commission on June 20, 2013).
(e)(3)
Confidentiality and Non-Disclosure Agreement, dated as of January 25, 2013, by and between OP-TECH and JFL (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 28, 2013).
(g)	None.
Annex I	Information Statement

 ANNEX I

OP-TECH ENVIRONMENTAL SERVICES, INC.
1 ADLER DRIVE
EAST SYRACUSE, NY 13057
315-437-2065

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about June 28, 2013 to holders of record of common stock, par value $0.01 per share (the "Shares"), of OP-TECH Environmental Services, Inc., a Delaware corporation ("OP-TECH" or the "Company"), in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of OP-TECH. The Schedule 14D-9 pertains to the tender offer by NRC Merger Sub, Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of NRC US Holding Company, LLC, a Delaware limited liability company ("Parent"), for all of the issued and outstanding Shares. Capitalized terms used but not defined herein are used with the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement we use the terms "the Company," "us," "we" and "our" to refer to OP-TECH. You are receiving this Information Statement because, pursuant to the agreement and plan of merger, dated as of June 19, 2013, among OP-TECH, Parent and the Purchaser (the "Merger Agreement"), Purchaser may gain and exercise the right to designate persons to be elected to a majority of seats on OP-TECH's Board of Directors (the "OP-TECH Board").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on June 28, 2013 to purchase all of the issued and outstanding Shares at a purchase price of $0.116 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 28, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, July 29, 2013, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered and not properly withdrawn. Copies of the Offer to Purchase and Letter of Transmittal have been mailed with the Schedule 14D-9 to the Company's stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission ("SEC") on June 28, 2013.

        The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares owned by Parent, the Purchaser or the Company, all of which will be canceled and cease to exist, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive the Offer Price.

        Under the Merger Agreement, promptly upon the acceptance for payment of any Shares by Parent or the Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer and from time to time thereafter, Parent or the Purchaser shall be entitled to designate such number of directors to the OP-TECH Board, rounded up to the nearest whole number, that is the product of (1) the total number of directors on the OP-TECH Board and (2) the percentage of outstanding Shares that Parent and Purchaser own; provided, that until the Effective Time (as defined in the Merger Agreement), the OP-TECH Board must have at least two independent directors (as defined in

Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). As a result, Parent will have the ability to designate at least a majority of the OP-TECH Board following consummation of the Offer.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Parent's designees to the OP-TECH Board.

        YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, the Purchaser and Parent's designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING OP-TECH

        Our authorized capital stock consists of 120,000,000 Shares, par value $0.01 per Share. As of June 27, 2013, there were 11,940,373 Shares outstanding. Each Share entitles the holder thereof to one vote on each matter submitted to a vote of the stockholders.

PARENT DESIGNEES

Information with Respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be its designees to the OP-TECH Board. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees is currently a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that Parent's and Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than July 30, 2013 and that, upon assuming office, Parent's and Purchaser's designees will thereafter constitute at least a majority of the OP-TECH Board.

List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including, as of the date of this Information Statement, age, business address, current principal occupation or employment and five-year employment history). Parent has informed the Company that each individual is a citizen of the United States of America.

Name and Age	Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
C. Alexander Harman (37)	450 Park Avenue, Sixth Floor New York, NY 10022	Manager of Parent (2012 to present). Director and President of Purchaser (2013 to present). Partner at J. F. Lehman & Company, Inc. ("JFL") (2008 to present).
Glenn M. Shor (33)	450 Park Avenue, Sixth Floor New York, NY 10022
Manager and Secretary of Parent (2012 to present). Director and Secretary of Purchaser (2013 to present). Vice President of JFL (2010 to present). Investment Associate at D.E. Shaw & Co. (2006 to 2009).
Steven Candito (54)	3500 Sunrise Highway Great River, NY 11739
Director, President, Chief Executive Officer, and Treasurer of Parent (2012 to present). President and Chief Operating Officer of National Response Corporation (2012 to present). President of NRC Environmental Services Inc. (2003 to 2012).
David Rattner (49)	450 Park Avenue, Sixth Floor New York, NY 10022
Secretary of Parent (2012 to present). Director and Secretary of Purchaser (2013 to present). General Counsel of JFL (2010 to present). General Counsel of OAO Technology Solutions, Inc. (2002 to 2010).

 DIRECTORS, EXECUTIVES, OFFICERS AND CORPORATE GOVERNMENT

        The following table sets forth certain information about the directors of the Company, all of whom were re-appointed by unanimous consent in October 2011 for a term until a subsequent election of directors occurs.

        Each director has served continuously since he was first elected.

        The OP-TECH Board held two meetings during the last calendar year. All of the directors attended 50% or more of the total number of meetings held by the OP-TECH Board.

Name, Age, Principal Occupation	Year First Elected	Certain Other Information
Robert J. Berger (66) Director and Co-Chairman of the Board	1998	Mr. Berger has served in his present position as Director since November 1998, and as Chairman of the Board since February 2000 and as Co-Chairman of the Board since January 2007. Mr. Berger was employed in various positions for ONBANCORP, Inc. from 1978 through March 31, 1998, his last position being Senior Vice President, Treasurer, and Chief Financial Officer. Mr. Berger is also Chairman, President, and Chief Executive Officer of St. Lawrence Industrial Services, Inc. and also served as Vice Chairman of Beacon Federal Bancorp, Inc. through July 2010.
Richard Messina (50) Director and Co-Chairman of the Board	2005

Mr. Messina was elected to the OP-TECH Board in November 2005 and elected Co-Chairman of the Board in January 2007. Mr. Messina founded The Benchmark Company, LLC, a securities broker-dealer, in 1988. Benchmark is primarily engaged in equity research, sales, and trading on behalf of institutional clients. Mr. Messina currently serves as Co-Chief Executive Officer of Benchmark.

Richard L. Elander (71) Director	1991

Mr. Elander has served in his present position as a Director since November of 1991. Mr. Elander previously served as the Commissioner of the Onondaga County Department of Water Environment Protection prior to retirement.

Steven A. Sanders (67) Director	1991

Mr. Sanders has served in his present position as a Director since December 1991. Mr. Sanders is currently Senior Partner of Sanders Ortoli Vaughn-Flam Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was of counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, he was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a Director of Helijet International, Inc. Additionally, he is a Director of the Roundabout Theatre (the largest not-for-profit theatre in North America), Town Hall New York City, and he is a director at Trustee, American Academy of Dramatic Arts

Name, Age, Principal Occupation	Year First Elected	Certain Other Information
George W. Lee, Jr. (64) Director	2002

Mr. Lee was elected to the OP-TECH Board in December 2002. Mr. Lee co-founded Blasland, Bouck and Lee, Inc., an Engineering News Record top 100 worldwide engineering and scientific services company in 1984. He served in various capacities in this firm, including Executive VP, Director of Marketing and Director of Health and Safety from 1984 to 1994. Mr. Lee served on the Board of Directors of Blasland, Bouck and Lee, Inc. from 1984 to 2005. Since 1984 Mr. Lee has been active as a consultant to new business ventures involved in professional development and wastewater treatment. In October 2005 Mr. Lee joined Pyramid Brokerage of Central New York as a commercial real estate sales agent.

Richard Jacobson (49) Director	2006

Mr. Jacobson was elected to the OP-TECH Board in February 2006. Mr. Jacobson is currently a Partner at Tricap Partners & Co., an investment banking boutique specializing in advising companies, institutions, family offices and individuals in complex financial strategies and investment decisions. From 2005 to 2009, he was a Senior Managing Director with Stern Capital. From 1999 to 2003 he was Managing Director and Co- Group Head in the merchant banking group of Indosuez Capital. From 1997 to 1999, he was a Vice President in the leveraged finance group of SG Cowen. From 1994 to 1997 he was an associate in the leveraged finance group of Chemical Securities, Inc. Mr. Jacobson began his career as an attorney for the law firm of Jacobs, Persinger and Parker.

 INDEPENDENCE

        The OP-TECH Board recognizes the importance of director independence. Under the rules of the New York Stock Exchange, to be considered independent, the Board must determine that a director does not have a direct or indirect material relationship with the Company. Moreover, a director will not be independent if, within the preceding three (3) years: (i) the director was employed by the Company or receives $25,000 per year in direct compensation from the Company, other than director and Committee fees or other forms of deferred compensation for prior service, (ii) the director was partner of or employed by the Company's independent auditor, (iii) the director is part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another Company that employs the director, (iv) the director is an executive officer or employee of another Company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $100,000 or 2% of such other Company's consolidated gross revenues, (v) or the immediate family member in any of the categories in (i)—(iv) above.

        The OP-TECH Board has determined that five (5) of the Company's six (6) directors are independent under these standards. As a result of Director Berger's ownership of St. Lawrence Industrial Services, Inc., he is not considered to have independent status. Mr. Berger does serve on the Compensation Committee based upon his prior business experience and the fact that he is a holder of approximately 21% of the outstanding Shares.

RELATED PARTY TRANSACTION REVIEW

        The OP-TECH Board has adopted a policy concerning the review, approval and monitoring of transactions involving the Company and "related persons" (directors and executive officers or their immediate family members, or stockholders owning five percent (5%) or greater of the outstanding Shares). The policy covers any transaction exceeding $1,000 in which the related person has a direct or indirect material interest. Related person transactions must be approved in advance by the co-chairmen and reported to the OP-TECH Board at the next meeting following the transaction. The policy is intended to restrict transactions to only those which are in the best interests of the Company.

AUDIT COMMITTEE

        The members of the Audit Committee are Messrs. George Lee and Richard Elander. The Audit Committee operates under a written charter adopted by the OP-TECH Board. The Audit Committee held one meeting during the year ended December 31, 2012. Its duties and responsibilities include:

  •
  oversight of the financial reporting process and management's responsibility for the integrity, accuracy and objectivity of financial reports, and accounting and financial reporting practices;

  •
  recommending to the OP-TECH Board the appointment of the Company's independent registered accounting firm;

  •
  oversight of the adequacy of the Company's system of internal controls; and

  •
  oversight of management practices relating to ethical considerations and business conduct, including compliance with laws and regulations.

        The Audit Committee has met and held discussions with the Chief Financial Officer and the Company's independent accountants, Dannible & McKee, LLP, regarding audit activities. Management has the primary responsibility for the Company's systems of internal controls and the overall financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit

Committee's responsibility is to monitor and oversee these processes. However, the members of the Audit Committee are not certified public accountants, professional auditors or experts in the fields of accounting and auditing and rely, without independent verification, on the information provided to them and on the representations made by management and the independent accountants.

        The Audit Committee recommended to the OP-TECH Board the appointment of Dannible & McKee, LLP as the Company's independent accountants for the year 2012. The Company's independent accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm's independence.

        Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) as currently in effect. Based on these discussions and reviews, the Audit Committee recommended that the OP-TECH Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

        The Audit Committee does not have a financial expert. Due to the small size of the Company and lack of financial complexity, the Audit Committee does not anticipate adding a financial expert.

 REPORT OF AUDIT COMMITTEE

        The Audit Committee reviews the Company's financial reporting process on behalf of the OP-TECH Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controllership, for preparing the financial statements and for the public reporting process. Dannible & McKee, LLP, our Company's independent auditor for 2012, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles.

        In this context, the Audit Committee has reviewed and discussed with management and Dannible & McKee, LLP the audited financial statements for the year ended December 31, 2012. The Audit Committee has discussed with Dannible & McKee, LLP the matters that are required to be discussed by Statement on auditing Standards No. 61 (Communication with Audit Committees). Dannible & McKee, LLP has provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with Dannible & McKee, LLP that firm's independence. The Audit Committee has concluded that Dannible & McKee, LLP's provision of audit and non-audit services to the Company is compatible with Dannible & McKee, LLP's independence.

        Based on the considerations and discussions referred to above, the Audit Committee recommended to the OP-TECH Board that the audited financial statements for the year ended December 31, 2012 be included in the Annual Report on form 10-K for 2012. This report is provided by the following independent directors, who comprise the Audit Committee:

  George W. Lee, Jr. Chairman
  Richard L. Elander

 EXECUTIVE OFFICERS OF THE COMPANY

Name, Age, Principal Occupation	Certain Information
Charles Morgan (59) Chief Executive Officer	Mr. Morgan was named Chief Executive Officer ("CEO") in November 2006. He has been with the Company since January of 2002 and has previously served as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Morgan served as a Vice President with the firm of Camp, Dresser and McKee, an Engineering News Record Top 20, Boston, MA based consulting, engineering, construction and operations firm. Mr. Morgan has 35 years of experience as a senior executive and corporate director of environmental, engineering, construction and energy companies. Mr. Morgan has experience with all aspects of senior level company management including marketing and sales, strategic planning, financial management, product and service development, project management and mergers and acquisitions. Mr. Morgan has also managed a variety of large scale projects domestically and internationally for a broad spectrum of private sector industrial clients.
Michael McCall (30) Controller and Treasurer

Mr. McCall joined the Company as the Controller in June 2011 and was named Treasurer in February 2013. Prior to joining the Company, Mr. McCall previously served in the accounting department of large government manufacturer. Prior to 2009, he worked as an auditor for a public accounting firm from 2005 to 2009. Mr. McCall is a Certified Public Accountant in New York State.

BENEFICIAL OWNERSHIP AND REPORTING COMPANIES

        Section 16(a) of the Exchange Act requires our directors, officers (including a person performing a principal policy-making function) and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of ours. Directors, officers and 10% holders are required by SEC regulations to send us copies of all of the Section 16(a) reports they file. We believe that during the fiscal year ended December 31, 2012, the following directors, officers and 10% holders did not file Form 4s under Section 16(a) of the Exchange Act in connection with their acquisition of Convertible Notes: Messrs. Messina, Berger, Lee, Sanders and Eldred.

EXECUTIVE COMPENSATION

A.    Compensation Committee

        The Compensation Committee of the OP-TECH Board reviews and administers the Company's compensation policies and practices for the executive officers of the Company. The Compensation Committee is currently comprised of Mr. Messina and Mr. Berger, both of whom are nonemployee directors. The Company's financial accounting group supports the Compensation Committee's work by providing information reports to the Compensation Committee when requested. The Compensation Committee's authority is not set out in a charter. The Compensation Committee has not delegated authority and has not hired compensation consultants.

B.    Compensation Discussion and Analysis

Compensation Philosophy

        The Compensation Committee has adopted an executive compensation policy that rewards executives if the Company achieves its operational, financial and strategic goals and for building stockholder value. The material elements of the total compensation, which is considered for executives each year under the Company's policy are (1) base salary, (2) annual cash bonus, (3) stock-based awards, and (4) retirement, health and welfare and other benefits.

        The Compensation Committee intends for the compensation earned by executive officers to be commensurate with performance and competitive with the compensation paid to executives at comparable companies. The Compensation Committee has not engaged in any benchmarking of total compensation or any material element thereof. The named executive officers do not play a role in the compensation setting process other than negotiating employment agreements on their own behalf.

Base Salaries

        Base salaries provide a baseline level of compensation to executive officers. Base salaries are not linked to the performance of the Company, because they are intended to compensate executives for carrying out the day-to-day duties and responsibilities of their positions.

        The Compensation Committee reviews and adjusts base salary levels in January each year. During the review and adjustment process, the Compensation Committee considers:

  •
  individual performance;

  •
  the duties and responsibilities of each executive officer position;

  •
  the relationship of executive officer pay to the base salaries of other employees of the Company; and

  •
  whether the base salary levels are competitive when compared to compensation paid to executives at comparable companies.

Annual Cash Bonus Awards

        The Compensation Committee also considers bonus awards to the named executives at its January meeting each year. In general, the Compensation Committee does not award bonuses to executive officers under a pre-established plan or formula. Instead, the Compensation Committee makes bonus awards based on its review of the individual performance of the executives and the financial performance of the Company during the preceding year. The Compensation Committee believes that awarding bonuses in this manner keeps executives focused on making decisions that are in the long-term best interests of the Company and its stockholders and not for the purpose of achieving a pre-established performance level over a shorter term.

Stock-Based Awards

        The Compensation Committee follows procedures that are substantially similar to the bonus award procedures for making stock-based awards to executive officers. The 2002 Omnibus Plan ("Omnibus Plan") maintained by the Company is intended to promote the growth and general prosperity of the Company by offering incentives to its key employees who are primarily responsible for the growth of the Company and to attract and retain qualified employees. Awards granted under the Omnibus Plan may be (1) stock options which may be designated as Incentive Stock Options intended to qualify under Section 422 of the Internal Revenue Code of 1986, or Nonqualified Stock Options ("NQSO's") not intended to so qualify; (2) stock appreciation rights; (3) restricted stock awards; (4) performance awards; or (5) other forms of stock-based incentive awards. The shares of stock with respect to which the Awards may be granted shall be the Shares.

        All stock-based awards are made under the Company's Omnibus Plan. The number of shares included in stock-based awards is not determined under a pre-established formula. Instead, as is the case with bonus awards, all stock-based awards are discretionary based on the Compensation Committee's review of the individual performance of the executives and the financial performance of the Company during the preceding year.

Retirement and Other Benefits

        The Company sponsors the OP-TECH Environmental Services 401(k) Plan (the "Plan"), a tax-qualified Code Section 401(k) retirement savings plan, for the benefit of all of its employees, including the named executives. The Plan encourages saving for retirement by enabling participants to save on a pre-tax basis and by providing Company matching contributions equal to 25% of the first 6% that each employee contributes to the Savings Plan.

        None of the named executives receive perquisites whose aggregate value exceeds $10,000 annually.

Post Termination of Employment Benefits

        The Company has not entered into employment agreements with any executive officers that provide severance or other benefits following their resignation, termination, retirement, death or disability

        Mr. Morgan has signed an employment agreement on March 28, 2008 that expired December 31, 2012.

        The Company established a bonus pool in 2010 for Mr. Morgan, Mr. Piger, the Vice President and other management employees of 6.25% of the aggregate consideration if seventy-five percent (75%) of the common stock or assets of the Company is sold.

D.    Conclusion

        The Compensation Committee has read the compensation discussion and analysis and has reviewed all components of the named executives' compensation, including salary, bonus, long-term incentive compensation, accumulated realized and unrealized stock option and restricted stock gains, the dollar value of all perquisites and other personal benefits. Based on this review, the Compensation Committee is of the view that the compensation of the executives is reasonable and appropriate.

E.    Executive Officer Compensation Disclosure Tables

Summary Compensation Table

Name and Principal Position(s) (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($)(1) (f)	Change in Pension Value and Deferred Compensation Earnings (h)	All Other Compensation ($)(1) (i)	Total ($) (j)
Charles B. Morgan	2012	$197,000	$0	$0	$0	$0	$32,879	$229,879
Chief Executive Officer	2011	$197,000	$0	$0	$0	$0	$24,513	$221,513
Harold C. Piger	2012	$112,006	$0	$0	$0	$0	$0	$112,006
Senior Vice President	2011	$112,006	$0	$0	$0	$0	$0	$112,006
Jon S. Verbeck(2)	2012	$80,000	$0	$0	$0	$0	$0	$80,000
Chief Financial Officer	2011	$120,000	$0	$0	$0	$0	$0	$120,000
Michael D. McCall	2012	$81,000	$0	$0	$0	$0	$0	$81,000
Controller(3)	2011	$40,000	$0	$0	$0	$0	$0	$40,000

(1)
Mr. Morgan was paid $18,590 and $11,002 for unused vacation in 2012 and 2011, and $14,289 and $13,551 as other compensation in 2012 and 2011, respectively.

(2)
Compensation shown for Mr. Verbeck is through October 2012. Mr. Verbeck left the company in October 2012.

(3)
Mr. McCall joined the Company in June 2011.

        Column "(g)", Non-Equity Incentive Plan Compensation, is not applicable and is omitted.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Mr. Morgan	33,333	0	$0.15	11/19/13
	50,000	0	$0.40	01/26/15

        Columns "(d)", "(i)", and "(j)" related to Equity Incentive Plan Awards are not applicable and are omitted.

 Director Compensation Table

        The following table summarizes the compensation paid to the Chairman and each nonemployee director for his or her service to the Board and its Committees during 2012:

Name (a)	Fees Earned or Paid in Cash ($) (b)(1)	Option Awards ($) (d)	All Other Compensation ($) (g)	Total ($) (h)
Robert J. Berger	$16,000	$0	$0	$16,000
Richard Messina	$30,000	$0	$0	$30,000
Richard L. Elander	$2,500	$0	$0	$2,500
Steven A. Sanders	$2,000	$0	$0	$2,000
George W. Lee, Jr.	$2,500	$0	$0	$2,500
Richard Jacobson	$2,000	$0	$0	$2,000

(1)
In 2012 Directors of the Company were paid $2,000 for each OP-TECH Board meeting attended and $500 for each sub-Committee meeting attended. In addition, Messer's Messina and Berger were paid additional fees as chairman fees of $26,000 and $16,000, respectively.

        Column "(c)" (Stock Awards), column "(e)" (Non-Equity Incentive Plan Compensation), and column "(f)" (Change in Pension Value and Nonqualified Deferred Compensation Earnings) are not applicable and are omitted.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDER MATTERS

        The following table sets forth certain information regarding the beneficial ownership of the Company's Shares at April 30, 2013 by persons who, to the knowledge of the OP-TECH Board, beneficially own more than five percent of the outstanding Shares.

        All voting power of the Company is vested in its common stock. As of the close of business on April 30, 2013, 11,940,373 Shares were outstanding. Each Share is entitled to one vote.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class(1)
Richard Messina 40 Fulton Street, 19th Floor New York, NY 10038	24,589,190	(2)(3)(5)	42%
Robert Berger 121 Shirley Rd. Syracuse, NY 13224	12,738,454	(4)(5)	22%
Charles Morgan 8450 Number 2 Road East Manlius, NY 13104	7,141,185	(5)	12%
Kevin Eldred 1007 Overlook Terrace Cazenovia, NY 13035	3,037,267	(5)	5%
George Lee 204 Barnstable Court Camillus, NY 13031	3,108,774	(5)	5%

(1)
Based upon the sum of (a) 11,940,373 Shares outstanding, and (b) underlying options and warrants that have vested and not been exercised and underlying options and warrants that will vest within the next 60 days relating to a particular stockholder.

(2)
All stockholders directly or beneficially own all Shares except for Mr. Messina who owns 1,822,721 Shares either directly or through wholly-owned entities and 1,766,771 Shares owned indirectly through an entity in which he is an owner and a manager.

(3)
Includes 480,000 Shares issuable upon the exercise of warrants to purchase common stock issued to Summit Capital Associates, Inc., an affiliate of Mr. Messina.

(4)
Includes options to purchase 13,333 Shares.

(5)
Includes Shares available upon conversion of notes payable as follow:

Mr. Messina and/or affiliates	20,519,698
Mr. Berger	11,466,788
Mr. Morgan	6,937,854
Mr. Eldred	2,202,267
Mr. Lee	2,872,108

        The following table sets forth certain information furnished to the Company regarding the beneficial ownership of the Company's common stock at April 30, 2013 by each director, each executive officer and each other person owning more than 5% of our common stock. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned(3)(6)		Percentage of Class(4)
Richard Messina(1)	24,589,190	(5)	43%
Robert J. Berger(1)	12,738,454		22%
Richard L. Elander(1)	21,624		<1%
Steven A. Sanders(1)	867,273		1.5%
George W. Lee, Jr.(1)	3,108,774		5%
Richard Jacobson(1)	-0-		0%
Charles Morgan(2)	7,141,185		12%
Kevin Eldred(2)	3,037,267		5%
All Directors as a Group (6 persons)	41,325,116		71%

(1)
Director

(2)
Officer

(3)
Includes unexercised options to purchase Shares:

• Mr. Berger	13,333
• Mr. Elander	10,000
• Mr. Sanders	13,333
• Mr. Lee	16,667
• Mr. Morgan	83,333
(4)
Based upon the sum of (a) 11,940,373 Shares of common stock outstanding, (b) Shares underlying options and warrants that have vested and not been exercised and Shares underlying options and warrants that will vest within the next 60 days relating to a particular stockholder, (c) Shares available upon conversion of notes payable.

(5)
Includes 480,000 Shares issuable upon the exercise of warrants to purchase common stock issued to Summit Capital Associates, Inc., an affiliate of Mr. Messina and Shares owned directly or through wholly-owned entities or indirectly through an entity in which he is an owner and a manager.

(6)
Includes Shares available upon conversion of notes payable:

• Mr. Messina and/or affiliates	20,519,698
• Mr. Berger	11,466,788
• Mr. Lee	2,872,108
• Mr. Sanders	802,055
• Mr. Eldred	2,208,267

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR
INDEPENDENCE

        Steven A. Sanders, one of our directors, is a partner at the law firm of Sanders Ortoli Vaughn-Flam Rosenstadt LLP, and formerly of counsel at the law firm of Rubin, Bailin, Ortoli, LLP which provides professional services to the Company, and it is anticipated that it will continue to do so. The cost of these services in 2012 was approximately $6,700.

        OP-TECH purchases subcontract labor services from St. Lawrence Industrial Services, Inc., which is owned by Robert J. Berger, one of our directors. Pricing for these services is based on cost plus an agreed upon $2,500 monthly fee. The costs for these services amounted to approximately $2,510,000 in 2012. Services are provided as needed with no long term commitment. At December 31, 2012, the Company has a payable to St. Lawrence Industrial Services, Inc. of $36,379 which is recorded in accounts payable.

PRINCIPAL ACCOUNTING FEES AND SERVICES

        Fees billed by Dannible & McKee, LLP, the Company's principal accountants, in the aggregate for each of the last two years were as follows:

	2012	2011
Audit Fees	$38,250	$131,978
Audit Related Fees	$3,367	$0
Tax Fees	$16,640	$18,497

        There were no other fees billed for services other than those noted above.

        The fees for tax services represent fees for compliance related to Federal and state tax return preparation and filing.

        The fees for audit and tax services for 2012 were proposed to the Audit Committee and approved by the Audit Committee in an engagement letter. No other services were provided by the accountants that would require approval by the Audit Committee. The Audit Committee pre-approves all audited and non-audit services in advance of service being provided.

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  Item 1. Subject Company Information.
  Item 2. Identity And Background Of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations And Agreements.
  Item 4. The Solicitation Or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated Or Used.
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SIGNATURE
EXHIBIT INDEX
  ANNEX I
OP-TECH ENVIRONMENTAL SERVICES, INC. 1 ADLER DRIVE EAST SYRACUSE, NY 13057 315-437-2065
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
CERTAIN INFORMATION CONCERNING OP-TECH
PARENT DESIGNEES
DIRECTORS, EXECUTIVES, OFFICERS AND CORPORATE GOVERNMENT
INDEPENDENCE
RELATED PARTY TRANSACTION REVIEW
AUDIT COMMITTEE
REPORT OF AUDIT COMMITTEE
EXECUTIVE OFFICERS OF THE COMPANY
BENEFICIAL OWNERSHIP AND REPORTING COMPANIES
EXECUTIVE COMPENSATION
Summary Compensation Table
Outstanding Equity Awards at Fiscal Year-End Table
Director Compensation Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
PRINCIPAL ACCOUNTING FEES AND SERVICES